Exhibit 10.21
July 6, 2020

David Bywater
VIA EMAIL
Dear David,
Sunrun Inc. (the “Company”) is pleased to offer you the exempt position of Chief Executive Officer, Vivint Solar, Inc., reporting solely and directly to our Chief Executive Officer, Lynn Jurich. This position is located in Salt Lake City, Utah.
This offer of employment is contingent upon the closing of the merger between Vivint Solar, Inc. (“Vivint Solar”) and the Company (the “Transaction”). In the event the Transaction does not close, this offer will be null and void. Your first day of employment with the Company would be the Transaction closing date (“Start Date”).
If there is any conflict or disagreement with the terms of any other agreement you have with the Company, the terms of this letter agreement shall prevail.
EMPLOYMENT TERM, DUTIES, AND TRANSITION PERIOD
Your employment with the Company will be temporary and you and the Company anticipate it will last no more than twelve (12) months from the Start Date, although you and the Company may mutually agree in writing on an alternate time period (your actual period of employment, the “Employment Term”). During the first six (6) months of the Employment Term (the “Full-Time Term”), you will be a full-time employee and your duties will be focused on assisting with integration of the Company and Vivint Solar and providing general transition support and assistance. From the end of the Full-Time Term until the end of the Employment Term (the “Part-Time Term”), you will be a part-time employee (unless you elect at any time after six months to change your status to a non-employee advisor), with your hours of work during the first three (3) months of the Part-Time Term equal to 2/3 of your worktime during the Full-Time Term and during the next three (3) months of the Part-Time Term equal to 1/3 of your worktime during the Full-Time Term and you will provide continued transition duties and other duties as may be reasonably agreed to by you and the Company.
The Company shall appoint you to its Board of Directors (the “Board”) as of the Start Date as a Class One Director. Following the Employment Term, you shall receive typical Board compensation based upon your role as a Board member for so long as you remain on the Board.
At the end of the Employment Term, your employment shall terminate and you and the Company agree that such termination shall constitute a termination “without Cause” for purposes of your eligibility to receive severance as set forth in this letter agreement. Notwithstanding anything herein to the contrary, your employment with the Company is “at will,” meaning that either you or the Company may terminate your employment at any time for any reason, subject to the severance provisions set forth in this letter agreement.
BASE COMPENSATION
Your annual base salary will be $660,000, less applicable tax withholdings. You will be paid in accordance with the Company’s regular payroll schedule, which is currently bi-weekly. The base salary will be pro-rated during the Part-

Time Term, based on the hours of work agreed to by you and the Company as set forth above. Any such reduction shall not provide a basis for a Good Reason resignation.
INCENTIVE
During 2020, you will be eligible for an incentive bonus with a target of 99% of your annual base salary. For 2020 only, your bonus will be measured and paid based on the terms of the Vivint Solar 2020 bonus plan and corresponding performance targets.
Starting in 2021, you will be eligible to participate in the Company’s Corporate Incentive Plan (“CIP”), with a target annual bonus of 99% of your applicable 2021 base salary (“Target Bonus”). Incentives are discretionary and depend on both Company performance and your individual performance; provided, that, you shall not receive less than the Company performance percentage (e.g., if Company performance is at target, you shall receive not less than target). All CIP incentives are subject to the terms and conditions of the CIP, which will be provided to you separately.
Any bonus and incentive compensation you may be eligible to earn shall also be pro-rated during the Part-Time Term, based on your applicable reduced pro-rata annual base salary payable during the Part-Time Term. Any such reduction shall not provide a basis for a Good Reason resignation.
2020 ANNUAL EQUITY GRANTS
Upon commencement of your employment and provided that you do not receive a 2020 annual equity award from Vivint Solar prior to the closing of the Transaction (“Vivint Solar Grant”), the Company will grant you 2020 annual equity awards with a grant date fair value of $2,500,000, with 50% of the grant value in the form of stock options granted at fair market value on the date of grant (the “2020 Option Grant”) and 50% of the grant value in the form of restricted stock units (the “2020 RSU Grant”). If you receive a Vivint Solar Grant, you will not be eligible to receive the 2020 Option Grant or the 2020 RSU Grant. If granted, the grant date of the 2020 Option Grant and the 2020 RSU Grant shall be your Start Date or as soon as reasonably practicable thereafter, but no more than 14 calendar days after your Start Date.
If granted, 100% of the total number of restricted stock units (“RSUs”) subject to the 2020 RSU Grant shall vest on the date that is six-months following the Start Date, contingent upon your continuous employment at the Company through such date, except as provided herein. The 2020 RSU Grant will be subject to the terms and conditions applicable to RSUs awarded under the Company’s 2015 Equity Incentive Plan (the “2015 Plan”), as described in the 2015 Plan and the applicable award agreement, except as provided herein.
If granted, 100% of the total number of shares subject to the 2020 Option Grant will vest on the date that is six-months following the Start Date, contingent upon your continuous employment at the Company through such date, except as provided herein. The 2020 Option Grant will be subject to the terms and conditions applicable to stock options awarded under the 2015 Plan, as described in the 2015 Plan and the applicable award agreement, except as provided herein. The 2020 Option Grant shall remain exercisable for not less than 18 months following the later of your termination of employment or the cessation of your service as a Board member.
ONE-TIME RETENTION GRANTS
Upon the Start Date, the Company will grant you a one-time retention equity award with a grant date fair value of $2,000,000, with 50% of the grant value in the form of stock options granted at fair market value (the “Retention

Option Grant”) and 50% of the grant value the form of restricted stock units (the “Retention RSU Grant”). The grant date of the Retention Option Grant and the Retention RSU Grant shall be your Start Date or as soon as reasonably practicable thereafter, but no more than 14 calendar days after your Start Date. Together, the Retention Option Grant and the Retention RSU Grant are the “Retention Equity Awards.”
The Retention RSU Grant will vest over one year, commencing on the Start Date, with 100% of the total Retention RSU Grant vesting on the first anniversary of the Start Date, contingent upon your continuous employment at the Company through such date, except as otherwise provided herein. The Retention RSU Grant will be subject to the terms and conditions applicable to RSUs awarded under the 2015 Plan, as described in the 2015 Plan and the applicable award agreement, except as provided herein.
The shares subject to the Retention Option Grant will vest over one year, commencing on the Start Date, with 100% of the total shares subject to the Retention Option Grant vesting on the first anniversary of the Start Date contingent upon your continuous employment at the Company through such date, except as otherwise provided herein. The shares subject to the Retention Option Grant will be subject to the terms and conditions applicable to stock options awarded under the 2015 Plan, as described in the 2015 Plan and the applicable award agreement, except as provided herein. The Retention Option Grant shall remain exercisable for not less than 18 months following the later of your termination of employment or the cessation of your service as a Board member.
ASSUMED VIVINT SOLAR EQUITY GRANTS/EQUITY
The Company is assuming your outstanding Vivint Solar equity awards (“Vivint Solar Equity”) in connection with the Transaction. Your Vivint Solar Equity will accelerate and become fully vested and exercisable (i) 50% on the Start Date (with the specific awards, or portions thereof, to be accelerated to be mutually agreed upon between the parties) and (ii) the remaining 50% on the date that is six-months following the Start Date, contingent upon your continuous employment with the Company through each such vesting/exercisability date except as provided below.
You will be permitted to enter into a 10b5-1 Plan following the Closing, so long as you are permitted to do so under the applicable securities laws.
BENEFITS
As a regular full-time employee of the Company, you will be eligible to participate in a number of Company-sponsored benefits (or, alternatively, Vivint Solar-sponsored benefits) following your Start Date. Such benefits will include continuation of the Vivint Solar company car lease, whether by the Company assuming the lease or providing cash equivalent payments. Please see the separate Benefits Summary for information. The Company may modify compensation and benefits periodically, including canceling benefits or changing providers, provided, that you shall be treated no less favorably than other senior executives of Vivint Solar and Sunrun, and the vehicle policy (including any applicable repurchase rights), travel policy and excess liability coverage under your current employment arrangements shall not be modified. You shall be indemnified and provided with directors’ and officers’ liability insurance not less favorable than that provided to the executive officers and Board members of Sunrun.

SEVERANCE
Upon (x) the termination of your employment (i) at the expiration of the Employment Term; or (ii) by the Company without Cause prior to the conclusion of the Employment Term; or (iii) by you for Good Reason prior to the conclusion of the Employment Term; or (iv) as a result of your death or disability prior to the conclusion of the Employment Term; or (y) upon the 12-month anniversary of the Start Date, and if you satisfy the Release Requirement (defined below) then the Company shall pay or provide you with the following “Severance Benefits:”
(A)    Severance Payment. You shall be paid the amount of $2,565,528 (the “Severance Payment”). The Severance Payment will be paid, less applicable withholdings, in a lump sum on the 61st day following your termination of employment.
(B)    Additional Bonus Payment. You shall be paid an additional severance payment representing a prorated bonus for FY21 (or FY 22, if applicable) (the “Additional Bonus Severance”). The Additional Bonus Severance will be based on the actual salary amount paid to you during FY21 (or FY22, if applicable) through your termination date, and shall be calculated at the same percentage rate as your FY20 bonus. This Additional Bonus Severance will be paid in a lump sum, less applicable withholdings, at the same time as the Severance Payment.
(C)    Equity Compensation Acceleration. 100% of your then unvested Vivint Solar Equity, 100% of the Retention Equity Awards, and if granted, 100% of your then-unvested 2020 Option Grant and your then-unvested 2020 RSU Grant shall accelerate and become immediately vested and exercisable as of the date of your employment termination or the 12-month anniversary of the Start Date. The 2020 Option Grant and any assumed Vivint Solar Equity options shall thereafter remain exercisable following your employment termination for the period prescribed in the respective option and grant agreements, and the 2020 Option Grant and the Retention Option Grant shall remain exercisable for not less than 18 months following the later of the date of your employment termination or the cessation of your service as a Board member.
(D)    Continued Employee Benefits. If you elect continuation coverage pursuant to the COBRA within the time period prescribed pursuant to COBRA for you and your eligible dependents, then the Company will reimburse you for the COBRA premiums for such coverage (at the coverage levels in effect immediately prior to your termination) until the earlier of (A) the end of 18 months or (B) the date upon which you and/or your eligible dependents are no longer eligible for COBRA continuation coverage. The reimbursements will be made by the Company to you consistent with the Company’s normal expense reimbursement policy. Notwithstanding the first sentence of this Section (D), if, at the time of your termination of employment, it would result in a Company excise tax to reimburse you for the COBRA premiums than no such premiums will be reimbursed and if to do so would not cause imposition of an excise tax, you will instead be paid a single lump sum of $36,000.
“Cause” means any of the following occurring during your employment by the Company: (i) your conviction of (or pleading no lo contendere to a charge of) a felony involving the Company or (ii) your bad faith gross misconduct in the course of your employment which is materially injurious to the Company, and which was not based upon advice of counsel to the Company or the direction of the Board of Directors of the Company or the Chief Executive Officer of the Company. You may only be terminated for Cause following a majority resolution of the Board.

“Good Reason” means your resignation within 90 days following the expiration of any Company cure period (discussed below) following the occurrence of one or more of the following, without your express written consent:
(i) a material diminution in your title, duties, authority, reporting position or responsibilities measured in the aggregate during the Employment Term; or (ii) a material reduction of your base compensation (in other words, a material reduction in your base salary or target bonus opportunity) as in effect immediately prior to such reduction, other than reductions implemented as part of an overall Company-wide reduction program that is applied similarly to all executive officers and is no more than 30%; or (iii) a material change in the geographic location at which you must perform services (in other words, your relocation to a facility or an office location more than a thirty-five (35)-mile radius from your then current location); or (iv) a material breach by the Company of a material provision of any material agreement between you and the Company. Notwithstanding the foregoing, you agree not to resign for Good Reason without first providing the Company with written notice of the acts or omissions constituting the grounds for Good Reason within ninety (90) days of the initial existence of the grounds for Good Reason and a cure period of thirty (30) days following the date of such notice.

To be eligible for the Severance Benefits pursuant to this Agreement, you must satisfy the following release requirement (the “Release Requirement”): return to the Company a signed and dated general release of all known and unknown claims in a termination agreement in the form attached hereto (the “Release”) within the applicable deadline set forth therein, but in no event later than forty-five (45) calendar days following your employment termination date (the “Release Deadline”), and permit the Release to become effective and irrevocable in accordance with its terms (such effective date of the Release, the “Release Effective Date”). No Severance Benefits will be paid hereunder prior to such Release Effective Date.
Upon termination for any reason, you shall be entitled to receive payment for accrued but unpaid vacation/PTO (to the extent you were eligible for accrued vacation/PTO benefits), expense reimbursements, any earned and unpaid wages (including any earned and unpaid bonus), and other benefits due under any of the Company’s established employee plans or policies that provide benefits other than in the nature of severance or separation pay.
409A
It is intended that all of the Severance Benefits and other payments payable under this letter agreement satisfy, to the greatest extent possible, the exemptions from the application of Code Section 409A provided under Treasury Regulations Sections 1.409A-1(b)(4), 1.409A-1(b)(5) and 1.409A-1(b)(9), and this letter agreement will be construed to the greatest extent possible as consistent with those provisions, and to the extent not so exempt, this letter agreement (and any definitions hereunder) will be construed in a manner that complies with Section 409A. If the parties agree in good faith that this letter agreement is not in compliance with Code Section 409A, the parties shall in good faith cooperate to modify this letter agreement to comply with Code Section 409A while endeavoring to provide the intended economic benefits hereunder. For all purposes of Code Section 409A (including, without limitation, for purposes of Treasury Regulations Sections 1.409A-2(b)(2)(i) and (iii)), your right to receive any installment payments under this letter agreement (whether severance payments, reimbursements or otherwise) shall be treated as a right to receive a series of separate payments and, accordingly, each installment payment hereunder shall at all times be considered a separate and distinct payment. Notwithstanding any provision to the contrary in this letter agreement, if you are deemed by the Company at the time of your “Separation from Service” (within the meaning of Treasury Regulation Section 1.409A-1(h)) to be a “specified employee” for purposes of Code Section 409A(a)(2)(B)(i), and if any of the payments upon Separation from Service set forth herein and/or under any other agreement with the Company are deemed to be “deferred compensation,” then to the extent delayed commencement of any portion of such payments is required in order to avoid a prohibited distribution under Code Section 409A(a)(2)(B)(i) and the related adverse taxation under Section 409A, such payments shall not be provided to you prior to the earliest of (i) the first date following expiration of the six-month period following the date of your Separation from Service with the Company, (ii) the date of your death or (iii) such earlier date as permitted under Section 409A without the imposition of adverse taxation. Upon the first business day following the expiration of such applicable Code Section 409A(a)(2)(B)(i) period, all payments deferred pursuant to this Paragraph shall be paid in a lump sum to you, and any remaining payments due shall be paid as otherwise provided herein or in the applicable agreement. No interest shall be due on any amounts so deferred. If the severance benefits are not covered by one or more exemptions from the application of Section 409A and the Release Deadline occurs in the calendar year following the calendar year of your Separation from Service, the Release will not be deemed effective any earlier than the Release Deadline for purposes of determining the timing of provision of any severance benefits.
THE SUNRUN FREEDOM POLICY
The Sunrun Freedom Policy provides you with the opportunity to take paid days out of the office limited only by your manager’s approval and your judgment that you will timely complete your job assignments and achieve your performance goals. Details on the Company’s Freedom Policy can be found in the Employee Guidebook. The Company may modify benefits, including but not limited to the Sunrun Freedom Policy, from time to time as it deems necessary.
OTHER TERMS OF EMPLOYMENT
You agree not to engage in any other employment, consulting or other business activity directly related to the business in which the Company is now involved or becomes involved during the Employment Term (whether full-time or part-time), nor will you engage in any other activities that conflict with your obligations to the Company without the prior written permission of the Company. For the avoidance of doubt, you may continue to serve on the boards or advisory boards of the Westminster College Gore School of Business, Savatree and the BYU Advisory Board of Economics. During the Part-Time Term, you may provide employment or consulting services to other entities if not in conflict with your obligations to the Company.
You must not disclose or use confidential information or trade secrets of a current or prior employer (other than Vivint Solar) while working for the Company. Do not bring to the Company any business records or materials from a prior employer (other than Vivint Solar). By signing this letter agreement, you promise the Company that you have no contractual obligations with a former employer, such as a non-compete or confidentiality agreement, that would prohibit you from performing your duties for the Company.
In addition to this letter agreement, to accept this offer of employment you must sign the Company’s Confidentiality, Inventions Assignment, and Arbitration Agreement (the “Confidentiality Agreement”). This letter agreement, together with your executed Confidentiality Agreement and other agreements referenced herein, will form the complete and exclusive statement of your employment agreement with the Company.
This letter agreement supersedes any other agreements or promises made to you by anyone, whether oral or written with respect to your employment terms. It supersedes and replaces in their entirety all other or prior agreements, whether oral or written, with respect to your employment terms with the Company, Vivint Solar, and each of their respective their affiliates and predecessors, including, but not limited to that certain Involuntary Termination Protection Agreement between you and Vivint Solar, dated December 14, 2016 (the “Termination Agreement”), and any other employment agreement or offer letter between you and Vivint Solar (collectively, the “Prior Agreements”); provided, that, the provisions of Section 5 of the Termination Agreement (Golden Parachute Excise Tax Best Results) shall be incorporated herein by reference. You agree and acknowledge, in consideration of this offer of employment and the compensation, benefits, and equity provided to you by the Company, that your continuing employment pursuant to the terms of this letter agreement does not constitute and shall not be deemed for any purpose to be either a termination without Cause or a termination for Good Reason, including for purposes of the Prior Agreements, and that you are not eligible for, and will not receive, any severance benefits pursuant to the Prior Agreements or otherwise as a result of your continuing employment pursuant to the terms of this letter agreement.
In the event of any dispute or claim relating to or arising out of our employment relationship, you and the Company agree that (i) any and all disputes between you and the Company shall be fully and finally resolved by binding arbitration, (ii) you are waiving any and all rights to a jury trial but all court remedies will be available in arbitration, (iii) all disputes shall be resolved by a neutral arbitrator who shall issue a written opinion, (iv) the arbitration shall provide for adequate discovery, and (v) the Company shall pay all the arbitration fees, except an amount equal to the filing fees you would have paid had you filed a complaint in a court of law. You will be entitled to payment or reimbursement of your attorneys’ fees if you are a prevailing party on any material issue in any arbitration or litigation, but the Company shall not be entitled to recovery of its fees as the prevailing party in any arbitration or litigation. Please note that we must receive your signed Confidentiality Agreement before your first day of employment.
You are under no legal or contractual duty to mitigate any damages in order to receive the full benefits under this letter agreement or any referenced agreements, and no mitigation shall apply. If you die or become totally disabled at time you are otherwise entitled to severance, COBRA or equity related benefits, your heirs shall be entitled to such consideration in your place to the extent legally permissible.
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Please sign this letter agreement and return it to me. I look forward to you joining the Sunrun team!

Sincerely,
/s/ Lynn Jurich	7/6/2020
Lynn Jurich, Chief Executive Officer	Date
/s/ Sejal Patel Daswani	7/6/2020
Sejal Patel Daswani, Chief Human Resources Officer	Date
Accepted:
/s/ David Bywater	7/6/2020
David Bywater	Date
ATTACHMENT: FORM OF SEPARATION AGREEMENT